SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated September 18, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
        -----------------------------------------------------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X     Form 40-F
                                     ---             ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                    Yes      No X
                                        ---    ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes     No X
                                        ---   ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes     No X
                                        ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

A press release dated September 16, 2003 announcing that Dassault Systemes and IBM have released Version 5 Release 12 of their product lifecycle management portfolio.

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[LOGO OMITTED]

                  Dassault Systemes and IBM Announce Version 5
                     Release 12 of their Product Lifecycle
                              Management Portfolio

         V5R12 introduces Collaborative PLM for on demand businesses --
        placing collaboration at the heart of PLM, bringing significant additional business value to manufacturers

Paris, France - September, 16 2003 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA) and IBM today announced the release of Version 5 Release 12 (V5R12) of their product lifecycle management (PLM) portfolio, comprised of CATIA(R) for collaborative product development, and ENOVIA(TM) and SMARTEAM(R) for lifecycle management, collaboration and decision support. Concurrently, Dassault Systemes announced V5R12 of DELMIA(TM) for the engineering of lean manufacturing processes.

V5R12 introduces the next step in the evolution of Dassault Systemes and IBM's PLM portfolio -- Collaborative PLM for on demand businesses. V5R12 allows critical PLM components to be merged in collaborative workspaces allowing lifecycle management and product design activities to be conducted in parallel while ensuring synchronization of collaboration in the context of correct, up-to-date data. New capabilities in ENOVIA Portal 3d com, including enhanced CATIA-ENOVIA integration, allow 3D data, product structure, and other relevant product information to be shared in real-time through web portals.

With collaboration at the heart of PLM, V5R12 enables companies to move one step closer to becoming on demand businesses. It helps them to focus on their products, become more agile, deliver right-to-market products, and achieve lean manufacturing. The new V5R12 product portfolio brings business value to manufacturers in the following areas:

Core Business - V5R12 enables companies to organize activities around their core business and focus on products. For example, it delivers built-in lifecycle management functions that enable designers to focus on the creative aspect of their jobs while complying with standard corporate processes and certain government regulations. V5R12 redraws the boundaries between traditional product authoring and PDM-related activities, providing users with unified PLM workspaces in which they can process all facets of their activity.

Content for Collaboration - V5R12 helps companies deliver the right content for collaboration throughout the product lifecycle. This improves exchanges between extended enterprise teams and helps businesses respond rapidly to market change. For example, it integrates 3D product visualization functions and navigation within related manufacturing data (process and resources) into standard web portals such as those created with IBM Websphere(R). It also seamlessly integrates 3D instant collaboration and leverages IBM's Lotus Sametime(R) instant collaboration application.

Requirements and Specifications - V5R12 allows companies to better link product design with requirement and specification management in order to dynamically adapt to market demand. For example, it integrates specification-driven modeling for molded parts based on revolutionary functional modeling technology from pioneering software company ImpactXoft. It also advances requirements and functional management in system engineering for electronics through enhanced tools and innovative best practices.

Manufacturing Resources - V5R12 provides a unified workspace that connects product creation and manufacturing resources definition to help companies make cost-efficient production decisions. For example, it delivers new capabilities for selecting optimal manufacturing resources and minimizes tooling costs through maximizing reuse. It also introduces a new set of generative tooling PLM Best Practices that facilitate resources standardization and help tooling suppliers decrease costs and win more business.

Additional Highlights - In addition to collaborative workspaces, V5R12 offers improved deployability with enhancements that include: new products for small to medium-sized businesses (SMB) such as a new tool for quick surface development, improved functionalities for sheet metal parts design, and enhanced CATIA-SMARTEAM integration; core business-oriented features such as predefined lifecycle management methodologies for the Electronics industry and new industry-specific applications; and improved adaptability for legacy operating environments via extended multi-CAD support and enhanced IBM Websphere and Microsoft .NET(R) support. Finally, the V5R12 portfolio is designed to enable industry-proven PLM methodologies to optimize the manufacturing process.

"With V5R12 Collaborative PLM, we unveil the next phase of our development strategy for PLM," said Bernard Charles, president and CEO of Dassault Systemes. "The goal of Collaborative PLM for on demand businesses is to help companies focus on their strengths, adapt quickly, minimize costs, and remain flexible. Collaborative PLM is more than simply integrating the different components of a PLM portfolio. It is about giving businesses a completely integrated, collaborative, enterprise-wide PLM system that enables them to create value in competitive markets."

"We made a strategic business decision earlier this year to develop our business in the aerospace supply chain and the PLM solutions from IBM and Dassault Systemes are core to this strategy, said Chris Hewitt, business manager, Resource Group, an engineering service provider based in the United Kingdom. "These solutions not only enable us to design and manufacture parts, but more importantly, have allowed us to optimize the design through manufacturing process. As aerospace OEMs such as Airbus and Boeing outsource more work packages to the supply chain, they are increasingly focusing on the tools and methods used in the execution. In less than one month, we were able to rapidly align with Airbus using the CATIA V5 applications that are the standard in the aerospace industry. In addition, we are now able to offer a true business benefit to our customers by using the solutions to develop new methods to cut waste, combine processes and increase quality. Thumbs up to IBM and Dassault Systemes for their PLM solution that supports our business!"

V5R12 Brand Highlights: for detailed V5R12 brand information, visit http://www.3ds.com/V5R12/en or http://www.ibm.com/solutions/plm

CATIA for collaborative product development - delivers a breakthrough in product design with the introduction of a revolutionary functional modeling approach. V5R12 also reinforces CATIA's leadership position in industry business processes with new products and features that turn experience into advantage.

ENOVIA for lifecycle management and decision support - further advances key PLM business processes in the Automotive, Aerospace, and Shipbuilding industries through significant improvements in 3D instant collaboration, CATIA integration, supply chain data exchanges, and overall system deployability.

SMARTEAM for lifecycle and product data management - boosts enterprise PLM proliferation through unrivalled system extendibility, behavior-rich flexibility, robust WebSphere support and report-enabled decision support.

DELMIA for the engineering of lean manufacturing processes - includes Automotive industry enhancements such as superior Body in White process planning and strengthened automatic assembly line balancing. Other improvements include NC machining and human task simulation improvements.

                                       ###

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com


IBM Press Contact:       Dassault Systemes            Dassault Systemes Investor
Jennifer Feller          Press Contacts:              Contacts:
+33 1 41 88 61 89        Anthony Marechal             Emma Rutherford,
jennyfeller@fr.ibm.com   +33 1 55 49 84 21            Harriet Keen
                         anthony_marechal@ds-fr.com   Financial Dynamics
                                                      +44 207 831 3113
                         Derek Lane (Americas)
                         +1(818) 673-2243
                         derek_lane@ds-us.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Date: September 18, 2003              By:    /s/ Thibault de Tersant
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration